[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

January 17, 2017

VIA EDGAR AND EMAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

Re:	CenturyLink, Inc.
Registration Statement on Form S-4
Filed December 15, 2016
File No. 333-215121

Dear Mr. Spirgel:

On behalf of our client, CenturyLink, Inc. (“CenturyLink” or the “Company”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 11, 2017 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and is separately furnishing to the Staff three courtesy copies of Amendment No. 1 marked to show changes from the version of the Registration Statement filed on December 15, 2016.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have included the text of the Staff’s comments in bold below. The responses and information below are based upon information provided to us by CenturyLink and Level 3 Communications, Inc. (“Level 3”).

Background of the Combination, page 48

1.	We note that you discuss the potential tax credits the combined company may acquire from Level 3 as a result of the transaction (in the amount of $9.7 billion). We also note, however, that you do not discuss your current NOLs and the impact the effect that the combination may have on the NOLs that you have accumulated. Consider expanding your disclosures here, or where you deem appropriate, to discuss the consideration you gave to the impact the transaction will have on your NOLs.

Response to Comment 1:

In response to the Staff’s comment, CenturyLink respectfully submits that CenturyLink gave consideration to the impact the transaction would have on its remaining accumulated federal NOLs and determined there would be no significant impact to its federal NOLs as a result of this transaction. As of the date of the filing, CenturyLink had utilized substantially all of its federal NOLs and its remaining unutilized federal NOLs would represent less than 1% of the combined company’s federal NOLs. Accordingly, CenturyLink does not believe that any discussion is warranted with regard to the effect of the combination on CenturyLink’s current federal NOLs.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Basis of Preliminary Purchase Price Allocation, page 155

2.	We note your disclosure that Level 3 had approximately $9.7 billion of net operating loss carryforwards which can be used to offset future taxable income. You discuss in your Other Risks section that you may not be able to use the NOLs after the combination in the amount you projected. Please tell us how these potential tax benefits are reflected in your preliminary purchase price allocation and the factors you considered when assessing the need for a valuation allowance. Refer to ASC 805-740-25-3.

Response to Comment 2:

In response to the Staff’s comment, CenturyLink respectfully submits that in determining the need for a valuation allowance on its federal NOLs, CenturyLink considered the forecasts of future earnings of the combined company, the amount by which the combined company’s ability to use Level 3’s federal NOLs following the combination would be limited as a result of the combination (taking into account the effect of Level 3’s net unrealized built-in gain), and the number of years remaining before the expiration of Level 3’s federal NOLs. Based on these factors, CenturyLink believes the probability the combined company will be able to utilize fully Level 3’s federal NOLs is well in excess of the more-likely-than-not standard in ASC 740-10 and, therefore, no valuation allowance will be necessary based on the weight of available evidence. However, because the ultimate utilization depends on future income, which may be impacted by a great many risks, we believe it is appropriate to remind investors that we cannot assure them that CenturyLink will be able generate enough taxable income in the future to be able to fully utilize the NOLs after the combination.

With regards to the inclusion of the potential tax benefits attributable to the NOLs in the preliminary purchase price allocation included in the Unaudited Pro Forma Condensed Combined Financial Information, CenturyLink respectfully directs the Staff to the explanations included in pro forma adjustments (G) and (J). In summary, Level 3’s NOLs are included in their noncurrent deferred tax asset balance, which are reflected in Deferred income taxes, net on the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2016. As noted in pro forma adjustment (G), CenturyLink expects to reclassify a portion of Level 3’s noncurrent deferred tax asset of $3.037 billion, consisting primarily of U.S. federal NOLs, to partially offset CenturyLink’s existing noncurrent deferred tax liability related to the same jurisdictions. As noted in pro forma adjustment (J), the table reflects that the reclassification of $3.037 billion deferred tax asset was more than offset by (i) an additional reclassification of a portion of Level 3’s deferred tax liability to conform the presentation, (ii) an additional deferred tax liability established for the change in the fair value of the customer relationship and other intangible assets and (iii) an additional deferred tax liability established as a result of the elimination of Level 3’s deferred revenue and deferred costs associated with capacity agreements. After these adjustments, the value of the federal NOLs is reflected as a reduction in Deferred credits and other liabilities in the preliminary purchase price allocation. Were it not for the existence of the NOLs, Deferred credits and other liabilities would have been approximately $3.2 billion greater.

After consideration of your comment, to improve the clarity of the disclosure, CenturyLink has revised the disclosure on page 156 of the joint proxy statement/prospectus with respect to how the potential tax benefits are reflected in the preliminary purchase price allocation table. For reference, the additional disclosure is set forth below:

“Level 3 had approximately $9.7 billion of unutilized federal NOLs as of December 31, 2015. The tax impact of the federal NOLs, net of estimated 2016 activity through September 30, 2016, is included in the noncurrent deferred tax asset balance, which is reflected on the “Deferred income taxes, net” line of the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2016. As discussed further below in pro forma adjustments (G) and (J), after certain reclassifications and adjustments, the value of the federal NOLs is reflected as a reduction in deferred credits and other liabilities in the preliminary purchase price allocation.”

* * * * * *

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1220 or DongJu Song at (212) 403-1166.

Very truly yours,

/s/ Eric S. Robinson
Eric S. Robinson

Cc:	Stacey Goff, Executive Vice President and General Counsel, CenturyLink, Inc.

John Ryan, Chief Legal Officer and Secretary, Level 3 Communications, Inc.

David K. Boston, Willkie Farr & Gallagher LLP

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